July 13, 2009

Via Edgar & Mail

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C.  20549-3561
Attention: Ms. Julie F. Bell, Attorney-Advisor

RE: Alaska Air Group, Inc.
       Form 10-K for the year ended December 31, 2008
       Filed February 19, 2009
       File No. 001-08957

Dear Ms. Bell:

On behalf of Alaska Air Group, Inc., set forth below are our responses to the Commission’s Letter dated July 8, 2009.  The numbers of the following paragraphs correspond to the numbers of the paragraphs in the letter.

Form 10-K (Fiscal Year Ended December 31, 2008)

Exhibit Index, Page 104

1.
We note your response to our prior comment 3.  Please confirm that in future filings you will follow the procedures set forth in Section II.D.5 of Staff Legal Bulletin No. 1 (with Addendum) dated July 11, 2001 and indicate in your agreements at the appropriate places that the confidential portion has been so omitted and filed separately with the Commission.

In all future filings, we will follow the procedures set forth in Section II.D.5 of Staff Legal Bulletin No. 1 (with Addendum) as it pertains to exhibits included in our filings where confidential treatment has been requested.

********

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions or further comments, please contact me at (206) 392-5763.

Sincerely,

/s/ Brandon S. Pedersen

Brandon S. Pedersen
Vice President Finance/Controller
Principal Accounting Officer
Alaska Air Group, Inc.
Alaska Airlines, Inc.

Copies to:
William Ayer, Chairman and Chief Executive Officer
Keith Loveless, Vice President Legal and Corporate Affairs/General Counsel
Glenn Johnson, Executive Vice President Finance/Chief Financial Officer
Patricia Bedient, Audit Committee Chair
Ann Nelson, KPMG
Shane Philpot, KPMG